Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc.

Form S-4 File No.: 333-194781

Set forth below is an e-mail message and a transcript of a video message that was made available to employees of Forest Laboratories, Inc., on June 3, 2014:

Dear Forest Colleagues,

We recently released the first in a series of four videos where members of the proposed leadership of Actavis + Forest talked candidly about the proposed combination of our two great companies. Today, we are releasing the second video in the series about the process of Integration. In this video, Paul Bisaro, Brent Saunders, Bob Stewart, Bill Meury and David Buchen discuss how the unique attributes of both companies will come together to drive our success. You may view the video HERE. (Must be on the Forest network to view.) The video will also be available for viewing on the Forest Portal homepage and the Field Sales Guru site.

The remaining two video programs, in which the proposed management team discusses company culture and the challenges of change, will be made available over the next two weeks.

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[Video Transcript]

Opening Scroll #1

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on May 2, 2014. Each of Actavis and Forest has mailed to its stockholders or shareholders the proxy statement/prospectus. In addition, each of Actavis and Forest has filed and will file with the SEC other documents with respect to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

#2

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 28, 2014 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

#3

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Forest acquisition, including future financial and operating results, Actavis’ or Forest’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Forest’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Forest acquisition; subsequent integration of the Forest acquisition and the ability to recognize the anticipated synergies and benefits of the Forest acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the Forest acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Forest’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Actavis or Forest debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Forest’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Forest’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis plc’s Annual Report on form 10-K for the year ended December 31, 2013 and Quarterly Report on form 10-Q for the quarter ended March 31, 2014 and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

#4

Forest Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this release to reflect new information or future events or developments.

#5

In anticipation of the completion of the acquisition of Forest by Actavis at mid-year, teams from across both companies are working to prepare for integration of the companies following the close

#6

Members of the proposed Executive Leadership Team for the combined company were invited to discuss their vision for this integration process and to describe the strategy that will define success.

INTERVIEWEE	AUDIO
Brent Saunders 00:21-00:53	What’s exciting about the combination of a leading generic global company with specialty pharmaceutical company is that I think we are doing this different than I think anyone else who’s tried. Now we think about ourselves as having both businesses be of strong strategic value and both being equally important and so we want to invest and drive both businesses in parallel the generics and the branded business; and I think that’s a different approach as simple as that sounds than any other company that’s tried it.

Paul Bisaro Executive Chairman 00:53-01:18	We take a lot at our assets and we look at our operations and we look at our regulatory and we look at our quality. And we say look we can do this on both sides of this equation it doesn’t really matter whether we’re a generic or a brand. We can do this better, faster, and more cost effectively than anyone else and we can do it with the highest level of quality. And if we can take this new model and be the envy of the pharmaceutical space and that’s why people want to work here.

Bob COO 01:19-01:42	From my standpoint I view it, as we need our employees to engage. We’re creating a new company here. We don’t have all the answers, we don’t have every decision but what we need is employees to engage with us as we create this new entity as we create a new operating model for the industry, and to bring their ideas and issues so that we can resolve them and we can tackle them together.

Paul 01:43-01:54	I think our challenge as a group will be to make sure we pick the best of those ideas and drive that concept forward whether it’s a forced idea or a legacy Actavis idea, it needs to be the best idea.

Bill Meury Executive VP Commercial, North American Brands 01:55-02:31	Yeah, you know when I think about the integration, I think, externally, we have to be hyper-focused on customers so that the integration does not interrupt our business and all the great work of both organizations. And then, internally, people should know that there are going to be some surprises. Expect the unexpected. But, we run a completely transparent culture and they always have the opportunity to ask questions and provide feedback so that when the dust does settle, this integration gets an A+ for being effective and well managed.

David Buchen Executive VP Commercial, North American Generics & International 02:32-02:44	We tend to look at brands and generics from a North American perspective but truthfully outside the United States there’s very little difference between the two, the way we market our products. A tablet press doesn’t know whether it’s making a brand or a generic -

Bob 02:44-02:45	You stole my line!

David 02:49-03:09	But in certain countries around the world the sales team, the sales force, is boots on the ground and they’re selling brands, branded generics, and generics, to marry up the two concepts, I think and bring those successful practices to other regions, and including the United States is, is going to be one of our focuses.

Bob 03:10-03:29	What’s also exciting is the fact that we’re going to be able to invest over a billion dollars a year in R&D. And so, you know, I’m really excited about the fact that, we’re going to continue to invest in organic growth, which shows that they, that this leadership team and that this, this, our Board of Directors, is just absolutely committed to the, the long term success of the company.

Bill 03:30-03:51	And I think the same thing applies for the commercial organization. We are completely committed to that group, it’s the link between the company and hundreds of thousands of physicians all around the world and what they should know, is that there’s going to be a steady stream of new products introduced over the next several years and we’re fully committed to making sure that that is a best in class organization.

Paul 03:52-04:21	One of the maybe not so obvious thing to do about integration and that is think to the next level and I know, I know we will do that, our integrations team will do that. But just to think to the next phase - not to just ok, how do we put these two things together? It’s ok so we put these two things together what happens if we do something else? What happens if there’s another acquisition? Or there’s another thing that comes along? We want to think about things like scalability and flexibility and those kinds of things cause those are great concepts going forward. And people will get excited about that because that means the company is not going to be standing still.

Brent 04:24-04:53	That’s right to something David said. You know, even where there’s not overlap, so there’s not technically integration there’s always an opportunity to get better. And that could be about creating the flexibility or scalability that Paul just mentioned or just running your business or your unit or your department or your country better. And so we’d squander an opportunity if we treated this just as an integration and not as an opportunity to take some hard look at ourselves do some self reflection and accomplish some goals like scalability and flexibility so we’re ready for the next one.